UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

NaaS Technology Inc. (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On June 14, 2022, Education Cayman Ltd, our predecessor, was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on May 13, 2022 with an audit report issued by BDO China Shu Lun Pan Certified Public Accountants LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. BDO China Shu Lun Pan Certified Public Accountants LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including BDO China Shu Lun Pan Certified Public Accountants LLP, until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a government entity in mainland China.

The Company is controlled by Newlinks Technology Limited, which beneficially owned 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares of the Company, representing 75.0% of the total issued and outstanding ordinary shares and 90.6% of the total voting power of the Company as of March 31, 2023. To the Company’s knowledge, Newlinks Technology Limited is not owned or controlled by a government entity in mainland China.

Mr. Zhen Dai, founder and chairman of the Company, beneficially owned 13.5% of the total issued and outstanding ordinary shares of the Company, representing 43.2% of the total voting power of the Company, as of March 31, 2023. The directors and senior management of the Company, including Mr. Zhen Dai, beneficially owned 17.9% of the total issued and outstanding ordinary share of the Company, representing 46.0% of the total voting power of the Company.

To the Company’s knowledge based on its register of members and public filings made by its shareholders, other than Newlinks Technology Limited as well as the Company’s directors and senior management, the only shareholders who beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of March 31, 2023 are as follows.

•

Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) is beneficially owned and controlled by Zhenwei Investment Fund Management Co., Ltd., which is a private company established in mainland China. Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) beneficially owned 253,891,329 Class A ordinary shares of the Company based on a Schedule 13D filed by Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) on June 13, 2022. Assuming Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.)’s shareholding has not changed since June 13, 2022, it represented 11.6% of the total issued and outstanding ordinary shares and 4.4% of the total voting power of the Company as of March 31, 2023.

•

Each of Bain Capital Rise Education IV Cayman Limited and BCPE Nutcracker Cayman, L.P. (collectively, the “Bain Entities”) is beneficially owned and controlled by Bain Capital Investors, LLC, which is a Delaware limited liability company. Based on a Schedule 13G/A jointly filed by Bain Capital Rise Education IV Cayman Limited and BCPE Nutcracker Cayman, L.P. on February 14, 2023, Bain Capital Rise Education IV Cayman Limited and BCPE Nutcracker Cayman, L.P. beneficially owned 119,372,236 Class A ordinary shares and 18,722,140 Class A ordinary shares of the Company as of December 31, 2022, respectively. Assuming the Bain Entities’ collective shareholding has not changed since December 31, 2022, it represented 6.3% of the total issued and outstanding ordinary shares and 2.4% of the total voting power of the Company as of March 31, 2023.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on May 1, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Alex Wu
Name	:	Alex WU
Title	:	Director and Chief Executive Officer

Date: May 1, 2023